UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                      (Amendment No. ___________________)*


                                  ORBCOMM Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   68555P100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 8, 2007
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 pages

-------------------                                          -----------------
CUSIP No. 68555P100                                          Page 2 of 9 Pages
-------------------                                          -----------------

------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Ridgewood Satellite LLC
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
------------------------------------------------------------------------------
3.   SEC USE ONLY


------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           3,466,396*
               ---------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               ---------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         3,466,396*
               ---------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,466,396*
------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [ ]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.4%
------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     OO
------------------------------------------------------------------------------

* Includes 88,028 shares issuable under warrants that are immediately exercisable.

                                Page 2 of 9 pages

-------------------                                          -----------------
CUSIP No. 68555P100                                          Page 3 of 9 Pages
-------------------                                          -----------------

------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Ridgewood Venture Management Corporation
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
------------------------------------------------------------------------------
3.   SEC USE ONLY


------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           3,466,396*
               ---------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               ---------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         3,466,396*
               ---------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,466,396*
------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [ ]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.4%
------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     CO
------------------------------------------------------------------------------

* Includes 88,028 shares issuable under warrants that are immediately exercisable.

                                Page 3 of 9 pages

-------------------                                          -----------------
CUSIP No. 68555P100                                          Page 4 of 9 Pages
-------------------                                          -----------------

------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Robert E. Swanson
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
------------------------------------------------------------------------------
3.   SEC USE ONLY


------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           3,466,396*
               ---------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               ---------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         3,466,396*
               ---------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,466,396*
------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [ ]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.4%
------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------

* Includes 88,028 shares issuable under warrants that are immediately exercisable.

                                Page 4 of 9 pages

Item 1.

(a)      Name of Issuer:

         ORBCOMM Inc.

(b)      Address of Issuer's Principal Executive Offices:

         2115 Linwood Ave., Suite 100
         Fort Lee, New Jersey 07024

Item 2.

(a)      Name of Person Filing:

            (i)   Ridgewood Satellite LLC

            (ii) Ridgewood Venture Management Corporation, the manager of Ridgewood Satellite LLC

            (iii) Robert Swanson

(b)      Address of Principal Business Office or, if none, Residence:

         The address for Ridgewood Satellite LLC, Ridgewood Venture Management Corporation and Robert E. Swanson is:

         947 Linwood Ave.
         Fort Lee, New Jersey 07024

(c)      Citizenship:

            (i)   Ridgewood Satellite LLC:  Delaware

            (ii)  Ridgewood Venture Management Corporation:  Delaware

            (iii) Robert E. Swanson: United States of America

(d)      Title of Class of Securities:

         Common Stock, $0.001 par value per share

(e)      CUSIP Number:

         68555P100

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         Not applicable.

                                Page 5 of 9 pages

Item 4.  Ownership

(1)  Ridgewood Satellite LLC

         (a)  Amount beneficially owned: 3,466,396*
         (b)  Percent of class: 9.4%
         (c)  Number of shares as to which the person has:
              (i)   Sole power to vote or to direct the vote: 3,466,396*
              (ii)  Shared power to vote or to direct the vote: 0
              (iii) Sole power to dispose or to direct the disposition of:
                    3,466,396*
              (iv)  Shared power to dispose or to direct the disposition of: 0

(2)  Ridgewood Venture Management Corporation

         (a)  Amount beneficially owned:  3,466,396*
         (b)  Percent of class:  9.4%
         (c)  Number of shares as to which the person has:
              (i)   Sole power to vote or to direct the vote: 3,466,396*
              (ii)  Shared power to vote or to direct the vote: 0
              (iii) Sole power to dispose or to direct the disposition of:
                    3,466,396*
              (iv)  Shared power to dispose or to direct the disposition of: 0

(3)  Robert E. Swanson

         (a)  Amount beneficially owned:  3,466,396*
         (b)  Percent of class:  9.4%
         (c)  Number of shares as to which the person has:
              (i)   Sole power to vote or to direct the vote: 3,466,396*
              (ii)  Shared power to vote or to direct the vote: 0
              (iii) Sole power to dispose or to direct the disposition of:
                    3,466,396*
              (iv)  Shared power to dispose or to direct the disposition of: 0

* Includes 88,028 shares issuable under warrants that are immediately exercisable.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

                                Page 6 of 9 pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.

                                Page 7 of 9 pages

                                    Signature

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2007


                                      Ridgewood Satellite LLC

                                      By: /s/ Robert L. Gold
                                         --------------------------------------
                                         Name: Robert L. Gold
                                         Title: CEO of Ridgewood Venture
                                                Management Corporation, Manager


                                Page 8 of 9 pages

                                                                      EXHIBIT A

                             JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 13, 2007

                                      RIDGEWOOD SATELLITE LLC

                                      By: /s/ Robert L. Gold
                                         --------------------------------------
                                         Name: Robert L. Gold
                                         Title: CEO of Ridgewood Venture
                                                Management Corporation, Manager


                                      RIDGEWOOD VENTURE
                                      MANAGEMENT CORPORATION

                                      By: /s/ Robert L. Gold
                                         --------------------------------------
                                         Name: Robert L. Gold
                                         Title: CEO


                                      ROBERT E. SWANSON

                                      By: /s/ Robert E. Swanson
                                         --------------------------------------

                                Page 9 of 9 pages